

16014773

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 08 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Willow Cove Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16486 BERNARDO CENTER DRIVE #378
(No. and Street)

San Diego	CA	92128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynne Rach 858-404-0677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TAVARAN ASKELSON & COMPANY
(Name – *if individual, state last, first, middle name*)

32565 B GOLDEN LANTERN #509	DANA POINT	CA	92629
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL LOSSE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WILLOW COVE INVESTMENT GROUP, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael W. Losse
Signature

PRESIDENT
Title

SEE BELOW
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of SAN DIEGO
Subscribed and sworn to (or affirmed) before me on this 29 day of FEB, 20 16 by MICHAEL W. LOSSE
~~personally known to me or~~ proved to me on the basis of satisfactory evidence ~~to be~~ the person(s) who appeared before me.
Signature: [signature]



GREGG MILLER
Commission # 1994934
Notary Public - California
San Diego County
My Comm. Expires Nov 18, 2016

Table of Contents

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Willow Cove Investment Group, Inc.

We have audited the accompanying financial statements of Willow Cove Investment Group, Inc. (a California corporation) which comprises the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in Stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Willow Cove Investment Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of as of December 31, 2015, and the results of its operations and its cash flows for the then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of Willow Cove Investment Group, Inc.'s financial statements. The supplemental information is the responsibility of Willow Cove Investment Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Dana Point, California
February 25, 2016

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329



WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Financial Condition
December 31, 2015

ASSETS

Current assets:		
Cash	$	9,459
Receivable from clearing organization		6,975
Deposit with clearing organization		15,500
Prepaid expenses and other assets		72
Total current assets		32,006
Rent Deposit		600
Property and equipment, net (Note 2)		711
Total assets	$	33,317

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	4,676
Common stock, no par value; 25,000 shares authorized; 1,000 shares issued and outstanding		100
Additional paid-in capital		444,362
Accumulated deficit		(415,821)
Total stockholders' equity		28,641
Total liabilities and stockholders' equity	$	33,317

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Operations
For the year ended December 31, 2015

Revenues:		
Commissions	$	154,084
Consulting income		23,450
Interest income		216
Net realized gain (loss) on securities		(6,500)
Net unrealized gain (loss) on securities		2,530
Total revenues		173,780
Operating expenses:		
Commissions		77,904
Clearing charges		12,304
Depreciation Expense		85
Professional fees		8,627
Regulatory		7,402
Compensation and related		26,413
Consulting		37,250
Rent		4,200
Office expense		6,435
Other		14,020
Total operating expenses		194,640
Total operating income		(20,860)
Net Income	$	(20,860)

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Stockholders' Equity
For the year ended December 31, 2015

	Common stock				
	Shares outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2014	1,000	$ 100	$ 424,662	$ (394,961)	$ 29,801
Capital contributions	-	-	19,700	-	19,700
Net Gain	-	-	-	(20,860)	(20,860)
Balance, December 31, 2015	$ 1,000	$ 100	$ 444,362	$ (415,821)	$ 28,641

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Statement of Cash Flows
For the year ended December 31, 2015

Cash flows from operating activities		
Net Gain	$	(20,860)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		85
Realized (gain) loss on marketable securities, net		6,500
Unrealized (gain) loss on marketable securities, net		(2,530)
Decrease (increase) in assets		
Receivable from clearing organization		16,301
Deposits		(600)
(Decrease) increase in liabilities		
Accounts payable and accrued expenses		(21,177)
Net cash flows used by operating activities		(22,281)
Cash flows from Investing activities		
Proceeds from sales of securities		75,900
Purchase of securities		(73,545)
Net Cash flows provided by investing activities		2,355
Cash flows from financing activities		
Capital contributions		19,700
Net cash flows provided by financing activities		19,700
Net increase (decrease) in cash		(226)
Cash at beginning of year		9,685
Cash at end of year	$	9,459

1. ORGANIZATION

Willow Cove Investment Group, Inc. (the "Company") is a registered broker dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is engaged in the following business activities: (1) retailing corporate equity securities over-the-counter, (2) retailing corporate debt securities, (3) underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, (4) mutual fund retailer via subscription applications, (5) private placement of securities. (6) merger and acquisition services, (7) advisory services for memorandum and document development, (8) syndication advisory services and (9) corporate finance due diligence. All securities transactions for the accounts of its customers are cleared through another broker-dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers cash equivalents to be all highly liquid debt instruments purchased with an original maturity date of three (3) months or less.

Revenue Recognition.

Security transactions and the related commission revenue are recorded on a trade date basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are generally provided using the straight-line method over the estimated useful lives of the related assets which ranges between 3 to 7 years.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the authoritative guidance establishes a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require us to develop our own assumptions. This hierarchy requires companies to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. On a recurring basis, the Company measures certain financial assets and liabilities at fair value, including our marketable securities.

The Company's cash equivalents and marketable securities instruments are classified within Level 1 and Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker-dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include investment-grade corporate bonds, mortgage-backed and asset-backed products, commercial paper, and state, municipal and provincial obligations. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Income Taxes.

The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect.

3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2015:

Furniture and equipment	$ 9,845
Total Property and Equipment	9,845
Less Accumulated Depreciation	(9,134)
Net Book Value	$ 711

4. SECURITIES OWNED

Securities owned are bought and held principally for the purpose of selling them in the near term and, are classified as trading securities. Trading securities are carried at fair value based on quoted market prices, with the change in fair value during the period included in earnings. December 31, 2015 consisted solely of marketable equity securities.

	Gross Unrealized Gain	Gross Unrealized Loss
Trading securities:		
Marketable equity securities	$ 73,364	$ -

	Gross Realized Gain	Gross Realized Loss
Trading securities:		
Marketable equity securities	$ -	$ (79,689)
Sales proceeds from marketable securities		$ 79,500

5. COMMITMENTS AND RISKS

Operating Leases

The Company leased office space under an annual operating lease for a monthly rent of $1,200, which expires in October 31, 2016 with an option to renew with a 2.5% rate increase.

5. COMMITMENTS AND RISKS (Continued)

Risks

The Company operates in a highly regulated environment. The Company is subject to rules and regulations of federal and state regulatory agencies. Such rules and regulations are subject to change at any time, which may provide additional regulatory and administrative costs to the Company.

Settlement of Securities Transactions

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2015, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed l0 to l). At December 31, 2015, the Company had a net capital of $27,257 that was $22,257 in excess of the net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital at December 31, 2015 was 1.11 to 1.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2016, the date on which the financial statements were issued

SUPPLEMENTAL INFORMATION

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the year ended December 31, 2015

Net Capital:		
Total stockholder's equity from statement of financial condition		$ 28,641
Deductions:		
Non-allowable assets:		
Securities owned	$ -	
Rent Deposit	600	
Prepaid expenses	72	
Property and equipment, net (Note 2)	711	
		1,383
Tentative net capital		27,257
Haircuts on securities		
Options and securities	$	
Undue concentration	-	
		-
Net capital		$ 27,257
Total aggregate indebtedness		$ 4,676
Minimum net capital required		$ 5,000
Net capital surplus		$ 22,257
Ratio of aggregate indebtedness to net capital		1.11 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		$ 28,582
Net capital per above		$ 27,258


WILLOW COVE
INVESTMENT GROUP, INC.

WILLOW COVE INVESTMENT GROUP, INC.
SCHEDULE V
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
FOR THE YEAR ENDED December 31, 2015

Willow Cove Investment Group, Inc. operates pursuant to paragraph (k) (2) (ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions for the year ended December 31, 2015 without exception.

Michael Losse, President

16486 Bernardo Center Drive Suite 378 San Diego, CA 92128 t(858)404-0677 f(858) 613-0020
Member FINRA/SIPC

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule III
Information Relating to Possession of Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

WILLOW COVE INVESTMENT GROUP, INC.
(A wholly owned subsidiary of LM Squared Investments, LLC)
Schedule IV
Schedule of Changes in Liabilities Subordinated to Claims of Creditors
As of December 31, 2015

Not Applicable

TARVARAN, ASKELSON &  COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors
Willow Cove Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015 which were agreed to by Willow Cove Investment Group, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Willow Cove Investment Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. Willow Cove Investment Group, Inc.'s management is responsible for Willow Cove Investment Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences.

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office (949) 525-868 WWW.TACLLP.COM Fax: (949) 606-0329



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Dana Point, CA
February 25, 2016

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329




TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Willow Cove Investment Group, Inc.

We have reviewed management's statements in Schedules II included in the accompanying financial statements, in which (1) Willow Cove Investment Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Willow Cove Investment Group, Inc. claimed an exemption from 17 C.F.R. § 540.15c3-3(2)(ii) (the " exemption provisions") and (2) Willow Cove Investment Group, Inc. stated that Willow Cove Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Willow Cove Investment Group, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Willow Cove Investment Group, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements in Schedules II. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements in Schedules II referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k), (2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Dana Point, California
February 25, 2016

32565 B Golden Lantern, Suite 509, Dana Point CA 92629
Office: (949) 525-8688 WWW.TACLLP.COM Fax: (949) 606-0329



WILLOW COVE INVESTMENT GROUP, INC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION AND INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROLS

For the year ended December 31, 2015

With

INDEPENDENT AUDITORS' REPORT THEREON

TARVARAN, ASKELSON & 
CERTIFIED PUBLIC ACCOUNTANTS

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.